FILE NO.
                                                                   070-06322
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                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 22977
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2002





                                                      CONTENTS



                                                          Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2


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
                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                       STATEMENTS OF TRANSFER FEE BILLINGS
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2002
                                              July 2002                     August 2002                   September 2002
                                      ---------------------------  -----------------------------  -----------------------------
                                      Tons      Fee        Amount  Tons           Fee     Amount  Tons        Fee        Amount
                                      ----      ---        ------  ----           ---     ------  ----        ---        ------
                                             (per ton)     (000)               (per ton)  (000)            (per ton)     (000)

SERVICE TO AFFILIATES
      Mountaineer. . . . . . . . .    110,977   $1.23         137      120,314   $1.23       148     25,998   $1.23          32
      Tanners Creek. . . . . . . .     26,220   $1.23          32       77,181   $1.23        95     24,113   $1.23          30
      Rockport Plant . . . . . . .    681,998   $1.23         839      659,982   $1.23       812    745,447   $1.23         917
      SERVICE TO NON-AFFILIATES. .    615,628   $1.10         677      678,484   $1.20       814    412,290   $1.11         459
      -------------------------     ---------              ------    ---------            ------  ---------              ------

    TOTAL. . . . . . . . . . . . .  1,434,823              $1,685    1,535,961            $1,869  1,207,848              $1,438
                                    =========              ======    =========            ======  =========              ======

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2002
                                                                    Three
                                                                    Months
                                  July      August     September    Ended
                                  2002       2002         2002     9/30/02
                                 ------     ------     ---------   -------
                                              (in thousands)
Labor. . . . . . . . . . . . . . $  508     $  364      $ 403      $1,275
Benefits . . . . . . . . . . . .    180        201        231         612
Operating Materials. . . . . . .    126        243        241         610
Maintenance. . . . . . . . . . .    192        (53)      (225)        (86)
Other Billed Services. . . . . .     37         54         30         121
Taxes Other Than Income Tax. . .     87         94         77         258
Rentals. . . . . . . . . . . . .    587        590        562       1,739
Depreciation . . . . . . . . . .      9         (6)         9          12
Normalization. . . . . . . . . .   (223)        13       (217)       (427)
Other. . . . . . . . . . . . . .    183        368        326         877
                                 ------     ------      -----      ------

          Total. . . . . . . . . $1,686     $1,868     $1,437      $4,991
                                 ======     ======     ======      ======


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in employee benefits.